EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by inclusion in this Form S-1, Amendment 2 (Registration No. 333-263020) of our audit report dated January 26, 2022, with respect to the balance sheet of Kheoba Corp. as of October 31, 2021, and the related statements of operations, stockholders’ equity, and cash flows for the period from July 27, 2021 (inception) to October 31, 2021. Kheoba Corp. has an accumulated deficit and net losses since inception which is disclosed in Note 2 to the financial statements. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt of the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Interest of Named Experts and Counsel” in such Offering Statement.

Spokane, Washington

July 27, 2022